# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: C1 Fund Inc., CIK 0002044327
CUSIP: 12686Q100
Title of class of securities: common
Address of issuer's principal executive offices: 228 HAMILTON AVENUE, 228 HAMILTON AVENUE, PALO ALTO, New Jersey (NJ), 94301
Date of event which requires filing of this statement: 08/18/2026
Amends the filing with accession number 0002063341-26-000001
Filed by CIK 0002063341

## Reporting persons
- BJI Financial Group
- BJI Financial Group

## Item 1. Issuer
Name of issuer: C1 Fund Inc.
Address of issuer's principal executive offices: 228 HAMILTON AVENUE, 228 HAMILTON AVENUE, PALO ALTO, NEW JERSEY, 94301

## Item 2. Person Filing
Name of person filing: Brian Walsh
Address of principal business office or, if none, residence:
111 Sandalwood Drive
Marlboro NJ 07746
Citizenship: USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 457,282
Percent of class: 6.85%
Sole power to vote or to direct the vote: 457,282
Shared power to vote or to direct the vote: 457,282
Sole power to dispose or to direct the disposition: 457,282
Shared power to dispose or to direct the disposition: 457,282

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BJI Financial Group: Brian Walsh, President (08/18/2026)
- BJI Financial Group: Brian Walsh, President (08/18/2026)
- BJI Financial Group: Brian Walsh, President (08/18/2026)